

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2015

<u>Via E-mail</u>
Steven M. Skolnick, Esq.
Lowenstein Sandler LLP
1251 Avenue of the Americas
New York, NY 10020

> **Re: CytoDyn, Inc.**
> **Schedule TO-I**
> **Filed August 24, 2015**
> **File No. 005-79349**

Dear Mr. Skolnick:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Offer to Purchase</u>

<u>Will the Amended Warrants, the shares of Common Stock issued in exchange for the Eligible Notes in the Offer…, page 3</u>

1.   Clarify the exemptions from registration under the Securities Act to which you refer and upon which you intend to rely on for purposes of the issuance of Amended Warrants and shares of common stock pursuant to the offer. We may have further comment.

2.   Please supplementally advise us of whether the composition of Eligible Securityholders (number and accredited status) is the same as at the time of the original issuance and if not, how the composition of warrant and note holders has changed. We may have further comment.

Election Form

3.   Please refer to representation (12), which requires holders agree to execute unidentified additional documents as a precursor to Cytodyn determining the validity of the tender of their securities. We also note vague references in representation (14) to the representations and warranties contained in the prior subscription agreement. Please revise to specify what holders are consenting to.

4.   Refer to the representation under (13). This representation requires a holder agree to a term of the offer which is seemingly outside of his/her control. Please remove the representation or advise. Note also our subsequent comment.

5.   We note the representation that the offer is not being offered to holders "in any State or other jurisdiction in which the Offer would not be in compliance with the laws of such State or other jurisdiction." Please explain to us how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). If the company is attempting to rely on Exchange Act Rule 13e-4(f)(9)(ii), we note that Rule 13e-4(f)(9)(ii) is restricted to state law, and that the disclosure does not appear to track the language of that rule. For guidance, refer to Exchange Act Release No. 34-58597, Section II.G.1 (September 19, 2008).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (202) 551-3757 with any questions.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions